Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES UNITHOLDERS APPROVE GOING
PRIVATE TRANSACTION WITH BROOKFIELD PROPERTY PARTNERS

All dollar references are in Canadian dollars unless noted otherwise.

BROOKFIELD NEWS, June 28, 2017 - Brookfield Canada Office Properties (“BOX”) (TSX: BOX.UN; NYSE: BOXC) announced today that it has received unitholder approval for the redemption (the “Redemption”) by BOX of all of the issued and outstanding trust units (the “Trust Units”) of BOX not already owned by Brookfield Property Partners L.P. (“BPY”) and its subsidiaries for cash consideration of $32.50 per Trust Unit and related amendments to the Declaration of Trust of BOX in order to affect the Redemption (collectively, the “Transaction”). Approval was given at an annual and special meeting of BOX unitholders held in Toronto, Ontario on June 28, 2017 (the “Meeting”).

At the Meeting, approximately 98.1% of the votes cast by all BOX unitholders, and 84.4% of votes cast by BOX unitholders other than unitholders whose votes were required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, were voted in favour of the Transaction.

The closing of the Transaction is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature. Assuming that these conditions are satisfied, it is expected that the closing of the Transaction will occur on June 30, 2017.

At the Meeting, unitholders also elected the incumbent trustees to the board of trustees and re-appointed Deloitte LLP as auditors of BOX.

Further information regarding the Meeting and the Transaction are contained in BOX’s management information circular, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on BOX’s website at www.brookfieldcanadareit.com. A copy of BOX’s Schedule 13E-3 going private transaction statement is also available on EDGAR at www.sec.gov.

In connection with the Transaction, there will be no special distribution paid to BOX unitholders. As previously announced, the remaining regular monthly distribution payable on July 14, 2017 will be paid to holders of record on June 29, 2017.

Also in connection with the Transaction, the distribution reinvestment plan of BOX will be terminated. BOX’s registered unitholders who currently participate in the plan will receive payment for their trust units held in the plan at the time they receive the redemption price payable pursuant to the Redemption upon the deposit of a validly completed and duly signed letter of transmittal as described in BOX’s management information circular. Beneficial unitholders should carefully follow the instructions provided to them by their intermediary and should contact their intermediary for assistance.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax-related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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